Mail Stop 4561
via fax (847) 604-5395

September 1, 2009

Geoffrey P. Talbot
Chief Executive Officer
Statmon Technologies Corp.
3000 Lakeside Drive
Suite 300 South
Bannockburn, IL 60015

> **Re:** **Statmon Technologies Corp**
> **Form 10-K and Forms 10-KSB/A for the Fiscal Year Ended**
> **March 31, 2008, Filed July 14, 2008, April 10, 2009 and**
> **August 29, 2009, respectively**
> **File No. 000-09751**

Dear Mr. Talbot:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief